

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2026

Mark D. Walker
Chief Executive Officer
Direct Digital Holdings, Inc.
1177 West Loop South, Suite 1310
Houston, TX 77027

> **Re:  Direct Digital Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 29, 2026**
> **File No. 333-295414**

Dear Mark D. Walker:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cheryl Brown at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:    Andrew J. Terjesen, Esq.